Filed Pursuant to Rule 433
Registration No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$2,000,000,000

2.884% FIXED/FLOATING RATE SENIOR NOTES, DUE OCTOBER 2030

FINAL TERM SHEET

Dated October 17, 2019

Relating to Preliminary Pricing Supplement dated October 17, 2019 (the “Preliminary Pricing Supplement”)

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/A+ (Fitch)

Title of the Series:	2.884% Fixed/Floating Rate Senior Notes, due October 2030 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price: Selling Agents’ Commission:	100% 0.45%

Net Proceeds to Issuer:	$1,991,000,000

Trade Date:	October 17, 2019

Settlement Date:	October 22, 2019 (T+3)

Maturity Date:	October 22, 2030

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Rate Coupon:	2.884% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding, October 22, 2029 (the “Fixed Rate Period”).

Floating Rate Coupon:	Base Rate plus 119 basis points, payable quarterly in arrears from, and including, October 22, 2029 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Three-Month U.S. dollar LIBOR (Reuters Page LIBOR01), subject to replacement in the case of a Benchmark Transition Event and related Benchmark Replacement Date as described in the Preliminary Pricing Supplement.

Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, April 22 and October 22 of each year, beginning April 22, 2020 and ending October 22, 2029, subject to the following unadjusted business day convention. During the Floating Rate Period, each of January 22, 2030, April 22, 2030, July 22, 2030 and October 22, 2030, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period also will be an Interest Reset Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	New York/Charlotte during the Fixed Rate Period and New York/Charlotte/London during the Floating Rate Period

Treasury Benchmark:	10 year U.S. Treasury, due August 15, 2029

Treasury Yield:	1.754%

Treasury Benchmark Price:	98-27

Spread to Treasury Benchmark:	113 bps

Reoffer Yield:	2.884%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Senior Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

Danske Markets Inc.

DNB Markets, Inc.

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

NatWest Markets Securities Inc.

Nordea Bank ABP

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

Junior Co-Managers:	Bancroft Capital, LLC CastleOak Securities, L.P. Roberts & Ryan Investments, Inc. The Williams Capital Group, L.P.

CUSIP:	06051GHX0

ISIN:	US06051GHX07

Concurring Offering: Optional Redemption:

$2,000,000,000 2.456% Fixed/Floating Rate Senior Notes, due October 2025

The settlement of the Notes is not contingent on the settlement of the concurrent offering.

The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on October 22, 2029, or (b) in whole at any time or in part from time to time, on or after September 20, 2030 and prior to the Maturity Date, in each case, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after April 22, 2020 (or, if additional Notes are issued after October 22, 2019, beginning six months after the issue date of such additional Notes), and prior to October 22, 2029, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of (a) the principal amount of the Notes to be redeemed, as if paid on October 22, 2029 and (b) the scheduled payments of interest on the Notes to be redeemed, that would have been payable from the redemption date to October 22, 2029, in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, minus interest (on the Notes to be redeemed) accrued to, but excluding, the redemption date, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after October 22, 2029, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on October 22, 2029, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on October 22, 2029.

“comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, provided that the quotation agent obtains five reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means BofA Securities, Inc., or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) BofA Securities, Inc., or its successor, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because BofA Securities, Inc. is, and any successor to BofA Securities, Inc. will be, an affiliate of the Issuer, the economic interests of BofA Securities, Inc. or its successor may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Pricing Supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Preliminary Pricing Supplement, the prospectus supplement, and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.